MANAGEMENT’S DISCUSSION & ANALYSIS | June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This Management’s Discussion and Analysis (“MD&A”) dated August 11, 2022 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at June 30, 2022, compared with December 31, 2021, and the results of operations for the quarter ended June 30, 2022, compared with the quarter ended June 30, 2021 and the quarter ended March 31, 2022.
This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry and wealth management industry will remain stable and that interest rates will remain relatively stable.  Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time.
The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Q2 Financial Report	2	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

BUSINESS OVERVIEW
We are a diversified global asset and wealth management firm operating in Canada, the United States and Australia. Our business is the management, marketing, distribution and administration of investment products for Canadian and Australian investors, as well as providing financial advice, tax, retirement, estate and wealth planning services in the U.S. and Canada. Effective January 1, 2022, we operate in three reportable segments:
•The Asset Management segment includes the results of our asset management business in Canada, which operates under the brand CI Global Asset Management, in addition to GSFM Funds Management, our asset management business in Australia.
•The Canada Wealth Management segment includes the results of our wealth management operations in Canada, which operate under the brands Assante Wealth Management, CI Private Wealth, CI Investment Services, CI Direct Investing, Aligned Capital Partners, and Northwood Family Office.
•The U.S. Wealth Management segment comprises wealth management businesses operating across the United States as affiliates of CI Private Wealth, in addition to strategic investments in alternative investment providers.

Q2 Financial Report	3	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

SUMMARY FINANCIAL AND OPERATING HIGHLIGHTS

TABLE 1: FINANCIAL AND OPERATING HIGHLIGHTS
[millions of dollars, except share amounts]	As of and for the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Total AUM and Client Assets:
Asset Management AUM	116,065	136,271	144,247	139,380	138,187
Canada Wealth Management assets	74,128	78,957	80,633	76,859	75,521
U.S. Wealth Management assets	143,520	145,768	151,339	96,974	83,764
Total assets	333,712	360,996	376,219	313,213	297,472

Asset Management Net Inflows:
Retail	(381)	(861)	142	684	530
Institutional	(3,203)	(264)	(331)	(126)	(360)
Australia	(122)	(305)	82	159	(33)
Closed Business	(160)	(203)	(195)	(146)	(194)
U.S. Asset Management	(195)	402	260	250	413
Total	(4,060)	(1,231)	(42)	821	356

IFRS Results
Net income attributable to shareholders	156.2	138.1	123.7	43.8	117.6
Diluted earnings per share	0.81	0.70	0.62	0.22	0.57
Pretax income	219.0	185.8	175.1	82.4	166.6
Pretax margin	38.6%	29.3%	28.3%	15.9%	31.7%
Operating cash flow before the change in operating assets and liabilities	141.2	207.7	179.2	135.2	158.1

Adjusted Results
Adjusted net income	149.1	166.8	171.0	159.2	153.0
Adjusted diluted earnings per share	0.78	0.85	0.86	0.79	0.74
Adjusted EBITDA	251.0	272.9	277.2	258.1	242.3
Adjusted EBITDA margin	44.5%	46.5%	47.7%	47.0%	48.4%
Free cash flow	176.4	201.6	187.1	180.9	164.1

Average shares outstanding	191,151,896	196,111,771	196,816,227	199,321,002	203,039,536
Ending shares outstanding	189,037,762	192,987,082	197,422,270	197,443,135	201,327,517

Total debt	3,688	3,530	3,776	3,408	3,350
Net debt	3,538	3,352	3,453	2,655	2,461
Net debt to adjusted EBITDA	3.5	3.0	3.1	2.6	2.5

Q2 Financial Report	4	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

ASSET MANAGEMENT SEGMENT OVERVIEW
The Asset Management segment provides the majority of our earnings and generates revenues principally from the fees earned on the management of investment funds and other fee-earning investment products. We use in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with us. This lineup of investment managers provides a wide selection of styles and areas of expertise for our funds and ETFs. Our Canadian asset management products are distributed primarily through brokers, independent financial planners and insurance advisors, including through its Canadian wealth management businesses.
CANADA WEALTH MANAGEMENT OVERVIEW
The Canadian Wealth Management segment derives its revenue principally from fees and commissions for providing financial planning and advice (which may include investment management services), and on the sale of investment funds and other financial products through Canadian wealth managers utilizing our platform. These fees and commissions are earned based on client assets under advisement or fixed fee per wealth manager. We pay these Canadian wealth management advisors the majority of these fees and commissions charged to clients.
In addition, this segment generates revenues from providing trade settlement and record keeping services to broker dealers. Lastly, it earns trading commissions for proving online trading and robo-advisor services to retail clients.
In connection with our acquisition of Northwood, we established CI Private Wealth Canada Ltd. (CIPW-Canada), which holds our interest in Northwood. CI is the majority owner and senior leaders of Northwood are the minority owners.
U.S. WEALTH MANAGEMENT OVERVIEW
In 2019, we began to acquire wealth managers, in particular Registered Investment Advisor firms (“RIAs”), with the goal of building the leading wealth management platform in the U.S. RIAs provide clients with fee-based advice on a variety of financial matters including retirement planning, insurance, taxes, and estate planning and may also provide complementary services such as bill payment and tax preparation. We believe the role of the financial advisor is more important now than ever. As the financial needs of consumers become increasingly complex and digital, our breadth and capabilities in the RIA space will increasingly position us to be a leader in the U.S. wealth management space.
The RIA operating model is different from most wealth management businesses in Canada and the U.S. This is largely because they operate under a ‘fiduciary’ standard of care with respect to their clients, rather than a ‘suitable’ standard of care, and are less tied to related asset management businesses. Owners of wealth management businesses in Canada typically also own asset management businesses. They pay their wealth management advisors most of the fees and commissions charged to clients while retaining the fees earned on asset management products sold through the advisors. As a result, U.S. RIA businesses have evolved to be more profitable than traditional Canadian wealth management businesses.
Our approach is to acquire leading RIAs that focus on high net worth and ultra-high net worth clients, have strong organic growth profiles, and share a culture and vision aligned with ours. We typically source acquisitions through inbound inquiries

Q2 Financial Report	5	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

from investment bankers advising RIAs on a sale or through referrals from our existing RIA leadership team. We generally look to acquire RIAs with AUM greater than $1 billion, have an average client AUM greater than $1 million, generate organic growth greater than 5%, and have operating margins greater than 30%. While these are guidelines we look for, there may be other strategic reasons we may want to acquire an RIA such as for their geographic location, type of client base (for example technology entrepreneurs or professional athletes), or types of services offered (for example family office services or tax preparation). Also important is to determine there is cultural fit and alignment with our vision which we determine through management meetings and due diligence with the leadership team and key personnel from the selling RIAs.
When we acquire an RIA, we pay an amount upfront on closing and a guaranteed, predetermined amount which is typically deferred for 90 to 270 days from closing (deferred consideration). In some cases, we may also structure an earnout payment (contingent consideration). These earnouts are not guaranteed and are only paid if the acquired RIA exceeds certain predefined performance metrics such as revenues or profitability such that there was a significant improvement in the businesses financial performance as compared to its historical results, therefore improving the economic contribution to our results over the long term. The earnouts are measured and paid over a 18 to 36 month period.
Also included in the U.S. Wealth Management segment are strategic investments in GLASfunds, a turnkey alternative investment platform and alternative asset management firm based in the U.S; and Columbia Pacific Advisors, an alternative asset management firm that manages with a broad selection of institutional-caliber real estate private equity, direct lending, opportunistic and hedged strategies. We believe these strategic investments will strengthen our relationship with these firms, while providing our U.S. wealth management clients with enhanced access to alternative asset classes through a best-in-class platform and products.
CI Private Wealth
On January 1, 2022, we established CI Private Wealth US, LLC (CIPW-US), which holds our interests in our U.S. RIAs. CI is the majority owner and senior leaders of the RIAs are the minority owners. CIPW focuses on achieving the best possible experience for clients while promoting collaboration and growth. The former RIA owners gain ownership in the larger, national business rather than retaining an interest in their own RIA. This aligns the interests of all owners and incentivizes them to improve and grow CIPW as a whole, as they share in benefits of collaborating, realizing synergies, and driving profitable growth. It fosters an entrepreneurial, ownership mindset. Additionally, the potential to gain and grow ownership in CIPW provides a way to incentivize and reward the next generation of leaders at the firm. This is important to attract, retain and develop the industry’s top talent. Finally, this model provides CIPW with a currency in making acquisitions, since RIA owners can exchange equity in their firm for equity in CIPW.
Planned initial public offering of our U.S. Wealth Management business
In April 2022, we announced our intention to sell up to 20% of our U.S. wealth management business via a U.S. initial public offering. We plan to submit a Form S-1 to the U.S. Securities and Exchange Commission this year. We intend to use the net proceeds from the IPO to pay down debt. We will remain the majority shareholder of our U.S. wealth management business and we currently have no intention of spinning out or otherwise divesting its remaining ownership interest. A final decision on the IPO size, conditions and timing is pending and will be subject to market conditions.

Q2 Financial Report	6	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Accounting for CIPW US and Canada
Because of certain terms associated with the liquidity features, IFRS requires the units to be classified as a liability and as a compensatory award, not equity. Accordingly, accounting for the CIPW units will be similar to share based payments.
Each quarter end, we will recognize a liability reflecting the fair value of the units issued that have vested. The fair value per unit will be based on the predefined valuation formula. The change in fair value each quarter related to awards that have vested will be recorded as compensation expense in SG&A over the vesting period.
An increase in the liability/expense results when the fair value formula reflects an increase in price of CIPW units, which ultimately means that the AUM, profitability and operating margin of CIPW has increased. The liability will also increase due to additional units vesting each period.
As a result of CIPW units being classified as a liability and a compensatory award, distributions to the owners of CIPW, other than us, are recognized as compensation expense in SG&A.
Given the CIPW units are classified as a liability, we will not record non-controlling interest on the income statement to reflect the ownership of CIPW earnings attributable to CIPW’s minority owners. Instead this amount will be reflected through compensation expense.

Q2 Financial Report	7	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

NON-IFRS MEASURES
In an effort to provide additional information regarding our results as determined by IFRS, we also disclose certain non-IFRS information which we believe provides useful and meaningful information. Our management reviews these non-IFRS financial measurements when evaluating our financial performance and results of operations; therefore, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. Non-IFRS measurements do not have any standardized meaning, do not replace nor are superior to IFRS financial measurements and may not be comparable to similar measures presented by other companies. The non-IFRS financial measurements include:
•Adjusted net income and adjusted basic and diluted earnings per share
•Adjusted EBITDA, adjusted EBITDA margin and adjusted net revenue
•Free cash flow
•Net debt
These non-IFRS measurements exclude the following revenues and expenses which we believe allows investors a consistent way to analyze our financial performance, allows for better analysis of core operating income and business trends and permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation:
•gains or losses related to foreign currency fluctuations
•costs related to our acquisitions including:
◦amortization of intangible assets
◦change in fair value of contingent consideration
◦related advisory fees
◦contingent consideration classified as compensation per IFRS
•restructuring charges including organizational expenses for the establishment of CIPW
•legal provisions for a class action related to market timing
•certain gains or losses in assets and investments
•costs related to issuing or retiring debt obligations.
•compensation expenses associated with CIPW redeemable units

Q2 Financial Report	8	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 2: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
[millions of dollars, except per share amounts]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Net Income	158.3	137.5	118.4
Amortization of intangible assets from acquisitions	27.4	24.1	12.0
Change in fair value of contingent consideration	(75.0)	3.1	22.4
Contingent consideration recorded as compensation	0.7	18.2	0.9
Non-controlling interest reclassification	0.9	0.9	—
CIPW adjustments	3.1	13.2	—
FX (gains)/losses	32.9	(11.5)	(8.2)
Transaction, integration, restructuring and legal	4.6	3.8	17.5
Other (gains)/losses	(1.2)	—	(1.4)
Bond redemption costs	—	—	0.2
Total adjustments	(6.7)	51.7	43.6
Tax effect of adjustments	5.6	(11.5)	(8.2)
Less: Non-controlling interest	8.1	10.9	0.8
Adjusted net income	149.1	166.8	153.0
Adjusted earnings per share	0.78	0.85	0.75
Adjusted diluted earnings per share	0.78	0.85	0.74

Q2 Financial Report	9	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 3: EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN
[millions of dollars, except per share amounts]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Pretax income	219.0	185.8	166.6
Amortization of intangible assets from acquisitions	27.4	24.1	12.1
Depreciation and other amortization	11.9	11.4	9.7
Interest and lease finance expense	36.2	35.9	24.2
EBITDA	294.6	257.1	212.6
Change in fair value of contingent consideration	(75.0)	3.1	22.4
Contingent consideration recorded as compensation	0.7	18.2	0.9
Non-controlling interest reclassification	0.9	0.9	—
CIPW adjustments	3.1	13.2	—
FX (gains)/losses	32.9	(11.5)	(8.2)
Transaction, integration, restructuring and legal	4.6	3.8	17.5
Other (gains)/losses	(1.2)	—	(1.4)
Bond redemption costs	—	—	0.2
Total adjustments	(34.1)	27.7	31.6
Non-controlling interest	9.5	11.9	1.9
Adjusted EBITDA	251.0	272.9	242.3

Reported net revenue	566.7	633.8	524.7
Less: FX gains/(losses)	(32.9)	11.5	8.2
Less: Non-Operating Other gains/(losses)	1.2	—	1.4
Less: NCI revenues	34.8	35.5	15.0
Adjusted net revenue	563.5	586.8	500.2
Adjusted EBITDA margin	44.5%	46.5%	48.4%

TABLE 4: FREE CASH FLOW
[millions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Cash provided by operating activities	164.1	154.8	130.1
Net change in operating assets and liabilities	(22.9)	52.9	28.1
Operating cash flow before the change in operating assets and liabilities	141.2	207.7	158.1
FX (gains)/losses	32.9	(11.5)	(8.2)
Transaction, integration, restructuring and legal	4.6	3.8	17.5
Other (gains)/losses	—	—	—
Total adjustments	37.5	(7.7)	9.3
Tax effect (recovery) of adjustments	(5.7)	1.2	(1.4)
Less: Non-controlling interest	(3.4)	(0.4)	1.9
Free cash flow	176.4	201.6	164.1

Q2 Financial Report	10	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 5: NET DEBT
	Quarters ended
[millions of dollars]	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Current portion of long-term debt	314.6	225.3	444.5	74.2	—
Long-term debt	3,373.5	3,304.7	3,331.6	3,334.2	3,350.2
	3,688.1	3,530.0	3,776.0	3,408.4	3,350.2
Less:
Cash and short-term investments	154.8	186.1	230.8	653.9	801.3
Marketable securities	18.1	20.3	116.9	122.5	121.1
Add:
Regulatory capital and non-controlling interests	22.4	28.8	25.0	23.1	33.4
Net Debt	3,537.5	3,352.4	3,453.4	2,655.1	2,461.2

Adjusted EBITDA	251.0	272.9	277.2	258.1	242.3
Adjusted EBITDA, annualized	1,006.9	1,106.6	1,099.8	1,024.1	971.9
Gross leverage (Gross debt/Annualized adjusted EBITDA)	3.7	3.2	3.4	3.3	3.4
Net leverage (Net debt/Annualized adjusted EBITDA)	3.5	3.0	3.1	2.6	2.5

TABLE 6: ASSET MANAGEMENT ADJUSTED EBITDA
[millions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Pretax income	146.4	209.3	180.1
Amortization of intangible assets from acquisitions	0.6	0.6	0.6
Depreciation and other amortization	5.0	5.0	5.5
Interest and lease finance expense	1.0	1.0	0.6
EBITDA	153.0	215.9	186.7
Change in fair value of contingent consideration	(3.9)	4.0	10.0
FX (gains)/losses	32.8	(11.4)	(1.2)
Transaction, integration, restructuring and legal	2.3	(0.9)	14.6
Other (gains)/losses	(1.2)	—	(1.4)
Total adjustments	30.0	(8.3)	22.1
Less: Non-controlling interest	0.3	0.4	0.2
Adjusted EBITDA	182.7	207.2	208.6

Reported net revenue	248.7	315.8	316.5
Less: FX gains/(losses)	(32.8)	11.4	1.2
Less: Non-Operating Other gains/(losses)	1.2	—	1.4
Less: Non-controlling interest revenues	0.2	0.2	0.3
Adjusted net revenue	280.0	304.1	313.6
Adjusted EBITDA margin	65.2%	68.1%	66.5%

Q2 Financial Report	11	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 7: CANADA WEALTH MANAGEMENT ADJUSTED EBITDA
[millions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Pretax income	8.4	7.9	8.8
Amortization of intangible assets from acquisitions	2.1	1.6	1.4
Depreciation and other amortization	2.8	2.5	2.5
Interest and lease finance expense	(0.1)	0.2	0.1
EBITDA	13.1	12.1	12.8
Change in fair value of contingent consideration	(0.6)	—	—
Contingent consideration recorded as compensation	0.1	—	—
CIPW adjustments	0.1	—	—
FX (gains)/losses	—	(0.1)	(0.7)
Transaction, integration, restructuring and legal	0.4	0.8	—
Non-controlling interest reclassification	0.9	0.9	—
Total adjustments	0.8	1.6	(0.6)
Less: Non-controlling interest	1.0	0.9	0.5
Adjusted EBITDA	13.0	12.9	11.6

Reported net revenue	196.9	202.9	181.1
Less: FX gains/(losses)	—	0.1	0.7
Less: Non-Operating Other gains/(losses)	—	—	—
Less: Non-controlling interest revenues	13.3	13.1	9.8
Adjusted net revenue	183.6	189.7	170.6
Adjusted EBITDA margin	7.1%	6.8%	6.8%

Q2 Financial Report	12	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 8: U.S. WEALTH MANAGEMENT ADJUSTED EBITDA
[millions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Jun. 30, 2021
Pretax income	99.0	2.7	1.2
Amortization of intangible assets from acquisitions	24.7	21.9	10.1
Depreciation and other amortization	4.1	3.9	1.7
Interest and lease finance expense	0.6	0.5	0.2
EBITDA	128.4	29.1	13.2
Change in fair value of contingent consideration	(70.5)	(0.9)	12.4
Contingent consideration recorded as compensation	0.6	18.2	0.9
CIPW adjustments	3.0	13.2	—
FX (gains)/losses	—	—	(6.3)
Transaction, integration, restructuring and legal	2.0	3.9	2.9
Total adjustments	(64.9)	34.3	9.9
Less: Non-controlling interest	8.2	10.9	1.0
Adjusted EBITDA	55.4	52.5	22.1

Reported net revenue	173.4	169.2	78.6
Less: FX gains/(losses)	—	—	6.3
Less: Non-Operating Other gains/(losses)	—	—	—
Less: Non-controlling interest revenues	21.3	22.2	4.9
Adjusted net revenue	152.2	147.0	67.4
Adjusted EBITDA margin	36.4%	35.7%	32.8%

Q2 Financial Report	13	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

OUR FINANCIAL RESULTS

TABLE 9: SUMMARY OF QUARTERLY RESULTS
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
Asset management fees	404.3	437.6	464.9	460.9	441.1	404.3	437.6	464.9	460.9	441.1
Trailer fees and deferred sales commissions	(124.0)	(135.3)	(143.6)	(143.4)	(137.7)	(124.0)	(135.3)	(143.6)	(143.4)	(137.7)
Net asset management fees	280.3	302.3	321.3	317.5	303.5	280.3	302.3	321.3	317.5	303.5
Canada wealth management fees	130.1	138.2	134.9	132.5	119.9	130.1	138.2	134.9	132.5	119.9
U.S. wealth management fees	168.9	164.5	120.9	108.1	71.4	168.9	164.5	120.9	108.1	71.4
Other revenues	21.2	21.6	27.3	11.2	18.0	21.2	21.6	27.3	11.2	18.0
FX gains/(losses)	(32.9)	11.5	3.1	(50.3)	8.2	—	—	—	—	—
Other gains/(losses)	(1.1)	(4.4)	11.9	(1.1)	3.8	(2.3)	(4.4)	(4.9)	(1.1)	2.5
Total net revenues	566.7	633.8	619.3	517.9	524.7	598.3	622.3	599.4	568.2	515.2
Expenses
Selling, general & administrative	239.5	259.6	214.6	201.9	173.9	235.7	228.2	212.5	197.7	173.0
Advisor and dealer fees	99.7	106.9	104.8	103.4	93.4	99.7	106.9	104.8	103.4	93.4
Other	3.2	3.2	5.7	6.5	5.3	2.4	2.4	5.7	6.5	5.0
Interest and lease finance expense	36.2	35.9	32.5	31.6	24.2	36.2	35.9	32.5	31.6	24.2
Depreciation and other amortization	11.9	11.4	10.9	10.3	9.7	11.9	11.4	10.4	10.0	9.4
Amortization of intangible assets from acquisitions	27.4	24.1	18.2	16.4	11.7	—	—	—	—	—
Transaction, integration, restructuring and legal	4.6	3.8	13.6	3.9	17.5	—	—	—	—	—
Change in fair value of contingent consideration	(75.0)	3.1	43.9	61.4	22.4	—	—	—	—	—
Total expenses	347.7	448.0	444.2	435.5	358.2	386.0	384.8	365.9	349.2	305.1
Pretax income	219.0	185.8	175.1	82.4	166.6	212.3	237.5	233.4	219.0	210.1
Income tax expense	60.7	48.3	51.3	37.0	48.2	55.1	59.7	62.5	58.1	56.4
Net income	158.3	137.5	123.7	45.4	118.4	157.2	177.8	171.0	160.9	153.7
Non-controlling interest	2.1	(0.6)	—	1.6	0.8	8.1	10.9	—	1.6	0.8
Net income attributable to shareholders	156.2	138.1	123.7	43.8	117.6	149.1	166.8	171.0	159.2	153.0
Basic earnings per share	0.82	0.70	0.63	0.22	0.58	0.78	0.85	0.87	0.80	0.75
Diluted earnings per share	0.81	0.70	0.62	0.22	0.57	0.78	0.85	0.86	0.79	0.74

Non-IFRS adjustments
Net Income	158.3	137.5	123.7	45.4	118.4
Amortization of intangible assets from acquisitions	27.4	24.1	18.7	16.8	12.0
Change in fair value of contingent consideration	(75.0)	3.1	43.9	61.4	22.4
Contingent consideration recorded as compensation (included in SG&A)	0.7	18.2	2.1	4.2	0.9
NCI reclassification (included in Other)	0.9	0.9	—	—	—
CIPW adjustments (included in SG&A)	3.1	13.2	—	—	—
FX (gains)/losses	32.9	(11.5)	(3.1)	50.3	(8.2)

Q2 Financial Report	14	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Transaction, integration, restructuring and legal	4.6	3.8	13.6	3.9	17.5
Other (gains)/losses	(1.2)	—	(16.8)	—	(1.4)
Bond redemption costs (included in Other)	—	—	—	—	0.2
Total adjustments	(6.7)	51.7	58.4	136.6	43.6
Tax effect of adjustments	5.6	(11.5)	(11.1)	(21.2)	(8.2)
Non-controlling interest	8.1	10.9	—	1.6	0.8
Adjusted net income	149.1	166.8	171.0	159.2	153.0
Adjusted earnings per share	0.78	0.85	0.87	0.80	0.75
Adjusted diluted earnings per share	0.78	0.85	0.86	0.79	0.74
Average shares outstanding	191.2	196.1	196.8	199.3	203.0
Average diluted shares outstanding	191.8	197.0	198.4	202.3	205.5
Market Environment
Concerns about inflation, high oil prices, tightening central bank policy and the ongoing Russia-Ukraine conflict weighed on U.S., Canadian and global equities during Q2. There was a mid-quarter rebound with the S&P500 Index in particular notching its best results since November 2020, but it wasn’t sustained.
Tech stocks and cryptocurrencies pulled U.S. equity markets down, which spilled over globally. The energy-rich TSX Composite Index fared a bit better due to high oil prices. Canadian banks and insurers also posted strong earnings and increased dividends.
In bond markets, U.S. treasury yields and Canadian yields continued to rise, before dipping slightly at the end of Q2and the yield curve remained flat, highlighting tighter Fed rate policy in the near term.
Oil prices, topping US$122 a barrel in early June, continued to put pressure on inflation. This was driven by sanctions on Russian imports, signs China’s economy was recovering from the pandemic and U.S. government data showing a drop in its oil stockpiles.
The S&P/TSX Composite Index ended the quarter down 13.8%, while the S&P 500 Index was down 16.4% in U.S. dollars (down 13.8% in Canadian dollars). The MSCI World Index, which reflects returns for developed equity markets around the globe, posted a 16.6% loss for the quarter in U.S. dollars (14.0% loss in Canadian dollars).

TABLE 10: TOTAL AUM AND CLIENT ASSETS
	Quarters ended
[billions of dollars]	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Asset management segment AUM	116.1	136.3	144.2	139.4	138.2
Canada wealth management segment assets	74.1	79.0	80.6	76.9	75.5
U.S. wealth management segment assets	143.5	145.8	151.3	97.0	83.8
Total AUM and client assets	333.7	361.0	376.2	313.2	297.5

Q2 Financial Report	15	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Assets under management decreased 16% year over year due to negative investment performance and net redemptions. The 2% decrease in Canada wealth management assets from last year was a result of negative investment performance, partially offset by positive net flows. U.S. wealth management segment assets increased 71% year over year primarily due to acquisitions. Total assets, which include mutual funds, segregated funds, separately managed accounts, structured products, exchange-traded funds, pooled funds, hedge funds and wealth management assets, were $333.7 billion at June 30, 2022, up $36.2 billion from $297.5 billion at June 30, 2021.
Quarter Ended June 30, 2022
For the quarter ended June 30, 2022, CI reported net income attributable to shareholders of $156.2 million ($0.82 per share) up from $117.6 million ($0.58 per share) for the quarter ended June 30, 2021 and up from $138.1 million ($0.70 per share) for the quarter ended March 31, 2022 as seen in Table 9 above. Including the adjustments presented in Table 9 above and referenced in Table 2 of the non-IFRS measures section, adjusted net income attributable to shareholders was $149.1 million ($0.78 per share) for the quarter ended June 30, 2022, down from $153.0 million ($0.74 per share) for the quarter ended June 30, 2021 and down from $166.8 million ($0.85 per share) for the quarter ended March 31, 2022. The decrease from both prior periods was mainly due to lower management fee revenues in the asset management segment driven by a decrease in average assets.
CI’s total net revenue was $566.7 million in the second quarter of 2022, up from $524.7 million in the same period in 2021 and down from $633.8 million for the quarter ended March 31, 2022. Total net revenue included realized and unrealized losses on investments of $1.1 million in the second quarter of 2022, compared with gains on investments of $3.8 million in the same period in 2021, and losses on investments of $4.4 million in the prior quarter. Total net revenue also included $32.9 million of foreign exchange losses in the second quarter of 2022, compared with foreign exchange gains of $8.2 million in the same period in 2021, and foreign exchange gains of $11.5 million in the prior quarter.
As presented in Table 9, adjusted net revenue was $563.5 million in the second quarter of 2022, an increase from $500.2 million in the same period in 2021, and a decrease from $586.8 million in the prior quarter. The increase from the prior year was mainly a result of acquisitions made during the year. The decrease from the prior quarter was primarily due to lower management fee revenues in the asset management segment driven by a decrease in average assets.
For the quarter ended June 30, 2022, SG&A expenses were $239.5 million, up from $173.9 million in the same quarter of 2021 and down from $259.6 million in the prior quarter. The increase in SG&A from the prior year was primarily related to acquisitions made during the year. The decrease from the prior quarter was due to lower SG&A in the U.S. wealth segment related to one-time, CIPW expenses incurred in the first quarter.
In the second quarter of 2022, CI paid $124.0 million in trailer fees and deferred sales commissions, compared with $137.7 million in the same quarter of 2021 and $135.3 million in the prior quarter. Changes from the prior periods are due to changes in average AUM.

Q2 Financial Report	16	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Interest and lease finance expense of $36.2 million was recorded for the quarter ended June 30, 2022 compared with $24.2 million for the quarter ended June 30, 2021 and $35.9 million for the quarter ended March 31, 2022. The change in interest and lease finance expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.
For the second quarter of 2022, CI recorded $60.7 million in income tax expense for an effective tax rate of 27.7% compared to $48.2 million, or 28.9%, in the second quarter of 2021, and $48.3 million, or 26.0%, in the prior quarter. The effective tax rate for the current quarter was lower than the same quarter in 2021 due to lower non-deductible expenses related to the change in fair value of acquisition liabilities and higher than the prior quarter due to foreign exchange losses deductible at a lower tax rate. CI’s effective tax rate on adjusted net income was 26.0% for the current quarter. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.
ASSET MANAGEMENT SEGMENT

TABLE 11: ASSETS UNDER MANAGEMENT AND NET FLOWS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning AUM	136.3	144.2	139.4	138.2	132.6
Gross inflows	4.8	4.9	5.2	5.1	6.1
Gross outflows	8.7	6.6	5.5	4.5	6.1
Net inflows/(outflows)	(3.9)	(1.6)	(0.3)	0.6	(0.1)
Acquisitions	—	—	—	—	0.2
Market move and FX	(16.3)	(6.3)	5.2	0.6	5.5
Ending AUM	116.1	136.3	144.2	139.4	138.2
Proprietary AUM	30.8	34.5	36.2	34.7	34.5
Non-proprietary AUM	85.3	101.8	108.0	104.7	103.7
Average assets under management	125.4	138.2	143.0	141.1	135.9
Annualized organic growth	(11.4)%	(4.6)%	(0.9)%	1.6%	(0.2)%

Gross management fee/average AUM	1.31%	1.30%	1.30%	1.31%	1.31%
Net management fee/average AUM	0.89%	0.88%	0.88%	0.88%	0.88%

Net Inflows
Retail	(0.4)	(0.9)	0.1	0.7	0.5
Institutional	(3.2)	(0.3)	(0.3)	(0.1)	(0.4)
Closed business	(0.2)	(0.2)	(0.2)	(0.1)	(0.2)
Total Canada net inflows	(3.7)	(1.3)	(0.4)	0.4	—
Australia	(0.1)	(0.3)	0.1	0.2	—
Total net inflows/(outflows)	(3.9)	(1.6)	(0.3)	0.6	(0.1)

Q2 Financial Report	17	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI’s asset management segment reported net redemptions of $3.9 billion for the second quarter of 2022. CI’s Canadian retail business, excluding products closed to new investors, had $0.4 billion in net redemptions for the second quarter of 2022 and CI’s Canadian institutional business had net redemptions of $3.2 billion for the second quarter of 2022. The institutional redemptions were almost entirely from one bank client and had very low fees and margin. CI’s Australian business had net redemptions of $0.1 billion in the second quarter of 2022. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

TABLE 12: AUM BY ASSET CLASS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Balanced	50.9	59.4	62.1	60.3	60.3
Equity	41.4	49.3	52.3	50.1	49.8
Fixed income	11.7	13.1	14.2	14.1	13.9
Alternatives	3.6	4.9	5.7	5.0	4.3
Cash/Other	3.4	3.0	2.7	2.8	2.9
Total Canada asset management	111.0	129.7	137.0	132.4	131.3
Australia	5.1	6.6	7.3	7.0	6.9
Total asset management segment	116.1	136.3	144.2	139.4	138.2

Q2 Financial Report	18	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 13: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
Asset management fees	408.9	442.5	469.6	465.6	445.5	408.9	442.5	469.6	465.6	445.5
Trailer fees and deferred sales commissions	(131.9)	(143.9)	(152.6)	(152.4)	(146.3)	(131.9)	(143.9)	(152.6)	(152.4)	(146.3)
Net asset management fees	277.0	298.6	316.9	313.2	299.3	277.0	298.6	316.9	313.2	299.3
Other revenues	5.6	10.2	19.9	3.2	12.2	5.6	10.2	19.9	3.2	12.2
FX gains/(losses)	(32.8)	11.4	(1.4)	(19.0)	1.2	—	—	—	—	—
Other gains/(losses)	(1.1)	(4.4)	12.0	(1.1)	3.8	(2.3)	(4.4)	(4.8)	(1.1)	2.5
Total net revenues	248.7	315.8	347.5	296.3	316.5	280.2	304.4	332.1	315.3	313.9
Expenses
Selling, general & administrative	97.3	96.8	108.7	109.6	104.9	97.3	96.8	108.7	109.6	104.9
Other	—	—	(0.5)	1.6	0.2	—	—	(0.5)	1.6	0.2
Interest and lease finance expense	1.0	1.0	0.5	0.5	0.6	1.0	1.0	0.5	0.5	0.6
Depreciation and other amortization	5.0	5.0	5.4	5.5	5.5	5.0	5.0	5.4	5.5	5.5
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.6	—	—	—	—	—
Transaction, integration, restructuring and legal	2.3	(0.9)	10.4	0.4	14.6	—	—	—	—	—
Change in fair value of contingent consideration	(3.9)	4.0	14.2	1.9	10.0	—	—	—	—	—
Total expenses	102.3	106.5	139.3	120.2	136.4	103.3	102.8	114.1	117.2	111.1
Pretax income	146.4	209.3	208.1	176.1	180.1	176.9	201.6	218.0	198.1	202.8

Non-IFRS adjustments
Pretax income	146.4	209.3	208.1	176.1	180.1	176.9	201.6	218.0	198.1	202.8
Amortization of intangible assets from acquisitions	0.6	0.6	0.6	0.6	0.6	—	—	—	—	—
Depreciation and other amortization	5.0	5.0	5.4	5.5	5.5	5.0	5.0	5.4	5.5	5.5
Interest and lease finance expense	1.0	1.0	0.5	0.5	0.6	1.0	1.0	0.5	0.5	0.6
EBITDA	153.0	215.9	214.7	182.7	186.7	183.0	207.6	223.9	204.1	208.8
Contingent consideration recorded as compensation (included in SG&A)	(3.9)	4.0	14.2	1.9	10.0	—	—	—	—	—
FX (gains)/losses	32.8	(11.4)	1.4	19.0	(1.2)	—	—	—	—	—
Transaction, integration, restructuring and legal	2.3	(0.9)	10.4	0.4	14.6	—	—	—	—	—
Other (gains)/losses	(1.2)	—	(16.8)	—	(1.4)	—	—	—	—	—
Total adjustments	30.0	(8.3)	9.2	21.4	22.1	—	—	—	—	—
Less: Non-controlling interest	0.3	0.4	0.1	0.5	0.2	0.3	0.4	0.1	0.5	0.2
Adjusted EBITDA	182.7	207.2	223.8	203.6	208.6	182.7	207.2	223.8	203.6	208.6

Q2 Financial Report	19	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Quarter Ended June 30, 2022
Pretax income for the asset management segment was $146.4 million for the quarter ended June 30, 2022, down from $180.1 million in the same period in 2021 and down from $209.3 million in the prior quarter. Adjusted EBITDA was $182.7 million for the second quarter of 2022, compared to $208.6 million for the second quarter of 2021 and $207.2 million for the prior quarter.
Revenues
Revenues from net asset management fees were $277.0 million for the quarter ended June 30, 2022, a decrease from $299.3 million for the quarter ended June 30, 2021 and a decrease from $298.6 million for the quarter ended March 31, 2022. Net of inter-segment amounts, net asset management fees were $280.3 million for the second quarter of 2022, versus $303.5 million for the second quarter of 2021, and $302.3 million for the first quarter of 2022. The decrease in net asset management fees from prior periods was due to decreases in average AUM. Net asset management fees as a percentage of average AUM were 0.886%, up from 0.883% for the second quarter of last year and up from 0.876% in the prior quarter.
Other revenue in the second quarter of 2022 was $(28.3) million compared with $17.2 million for the quarter ended June 30, 2021 and $17.2 million for the prior quarter. For the quarter ended June 30, 2022, other revenue included $32.8 million of foreign exchange losses. This compares with $1.2 million of foreign exchange gains in the same period in 2021, and $11.4 million of foreign exchange gains in the prior quarter.
Expenses
SG&A expenses for the asset management segment were $97.3 million for the quarter ended June 30, 2022, compared with $104.9 million for the second quarter in 2021 and $96.8 million for the prior quarter. Changes from the prior quarter are primarily due to changes in expenses that vary with AUM, including portfolio management, regulatory expenses, and discretionary spend. As a percentage of average AUM, SG&A expenses were 0.309% for the quarter ended June 30, 2022, compared to 0.310% for the quarter ended June 30, 2021 and 0.284% for the quarter ended March 31, 2022.
Trailer fees and deferred sales commissions were $131.9 million for the quarter ended June 30, 2022, down from $146.3 million for the quarter ended June 30, 2021 and down from $143.9 million for the quarter ended March 31, 2022. Net of inter-segment amounts, this expense was $124.0 million for the quarter ended June 30, 2022 versus $137.7 million for the second quarter of 2021 and $135.3 million for the first quarter of 2022. Changes from the prior periods are due to changes in average AUM.
Other expenses were $5.0 million for the quarter ended June 30, 2022, down from $31.5 million in the same quarter of 2021 and down from $9.7 million in the first quarter of 2022. Other expenses in the second quarter of 2022 included $2.3 million of transaction, integration, restructuring and legal charges and a $(3.9) million non-cash charge on the change in fair value of acquisition liabilities. There were $14.6 million of transaction, integration, restructuring and legal charges and a $10.0 million non-cash charge on the change in fair value of acquisition liabilities for the quarter ended June 30, 2021, and $(0.9) million of transaction, integration, restructuring and legal charges and a $4.0 million non-cash charge on the change in fair value of acquisition liabilities in the prior quarter.

Q2 Financial Report	20	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CANADA WEALTH MANAGEMENT SEGMENT

TABLE 14: CANADA WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning client assets	79.0	80.6	76.9	75.5	71.1
Acquisitions	2.4	—	—	—	—
Net flows and market move	(7.2)	(1.7)	3.8	1.3	4.5
Ending client assets	74.1	79.0	80.6	76.9	75.5
Average client assets	77.7	79.0	78.9	77.0	73.1
Wealth management fees/average client assets	0.91%	0.95%	0.93%	0.94%	0.91%

Q2 Financial Report	21	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 15: RESULTS OF OPERATIONS - CANADA WEALTH MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
Canada wealth management fees	175.6	185.7	184.3	181.7	166.5	175.6	185.7	184.3	181.7	166.5
Other revenues	21.3	17.1	16.0	14.8	13.9	21.3	17.1	16.0	14.8	13.9
FX gains/(losses)	—	0.1	0.8	0.7	0.7	—	—	—	—	—
Other gains/(losses)	—	—	(0.1)	—	—	—	—	(0.1)	—	—
Total net revenues	196.9	202.9	201.1	197.2	181.1	196.9	202.8	200.3	196.5	180.4
Expenses
Selling, general & administrative	45.5	41.4	39.9	37.8	35.7	45.3	41.4	39.9	37.8	35.7
Advisor and dealer fees	135.9	145.6	145.2	143.5	131.3	135.9	145.6	145.2	143.5	131.3
Other	2.6	2.9	3.2	1.8	1.3	1.7	2.0	3.2	1.8	1.3
Interest and lease finance expense	(0.1)	0.2	0.2	0.2	0.1	(0.1)	0.2	0.2	0.2	0.1
Depreciation and other amortization	2.8	2.5	2.3	2.4	2.5	2.8	2.5	2.3	2.4	2.5
Amortization of intangible assets from acquisitions	2.1	1.6	1.5	1.7	1.3	—	—	—	—	—
Transaction, integration, restructuring and legal	0.4	0.8	0.1	0.1	—	—	—	—	—	—
Change in fair value of contingent consideration	(0.6)	—	—	—	—	—	—	—	—	—
Total expenses	188.5	195.0	192.6	187.5	172.3	185.6	191.7	191.0	185.7	171.0
Pretax income	8.4	7.9	8.5	9.7	8.8	11.4	11.1	9.3	10.8	9.5

Non-IFRS adjustments
Pretax income	8.4	7.9	8.5	9.7	8.8	11.4	11.1	9.3	10.8	9.5
Amortization of intangible assets from acquisitions	2.1	1.6	1.6	1.8	1.4	—	—	0.1	0.1	0.1
Depreciation and other amortization	2.8	2.5	2.3	2.4	2.5	2.8	2.5	2.3	2.4	2.5
Interest and lease finance expense	(0.1)	0.2	0.2	0.2	0.1	(0.1)	0.2	0.2	0.2	0.1
EBITDA	13.1	12.1	12.6	14.0	12.8	14.0	13.8	11.9	13.5	12.2
Change in fair value of contingent consideration	(0.6)	—	—	—	—	—	—	—	—	—
Contingent consideration recorded as compensation	0.1	—	—	—	—	—	—	—	—	—
CIPW adjustments (included in SG&A)	0.1	—	—	—	—	—	—	—	—	—
FX (gains)/losses	—	(0.1)	(0.8)	(0.7)	(0.7)	—	—	—	—	—
Transaction, integration, restructuring and legal	0.4	0.8	0.1	0.1	—	—	—	—	—	—
NCI reclassification (included in Other)	0.9	0.9	—	—	—	—	—	—	—	—
Total adjustments	0.8	1.6	(0.7)	(0.6)	(0.6)	—	—	—	—	—
Less: Non-controlling interest	1.0	0.9	(1.5)	0.7	0.5	1.0	0.9	(1.5)	0.7	0.5
Adjusted EBITDA	13.0	12.9	13.5	12.8	11.6	13.0	12.9	13.5	12.8	11.6

Q2 Financial Report	22	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Quarter Ended June 30, 2022
The Canadian Wealth Management segment had pretax income of $8.4 million for the quarter ended June 30, 2022, compared to $8.8 million for the second quarter of 2021 and $7.9 million for the prior quarter. Adjusted EBITDA was $13.0 million for the second quarter of 2022, compared to $11.6 million for the second quarter of 2021 and $12.9 million for the prior quarter.
Revenues
Canada wealth management fees were $175.6 million for the quarter ended June 30, 2022, up from $166.5 million for the same period a year ago and down from $185.7 million for the prior quarter. The increase from the same period last year primarily relates to higher average wealth management assets. The decrease from the prior quarter was mainly due to lower average wealth management assets, partly offset by revenues from our acquisition of Northwood Family Office Ltd. Net of inter-segment amounts, Canada wealth management fee revenue was $130.1 million for the quarter ended June 30, 2022, up from $119.9 million for the quarter ended June 30, 2021 and down from $138.2 million for the quarter ended March 31, 2022.
For the quarter ended June 30, 2022, other revenue was $21.3 million, up from $14.5 million for the quarter ended June 30, 2021 and up from $17.2 million for the prior quarter. Other revenue is derived mainly from non-advisor associated activities, and included foreign exchange gains of nil in the second quarter of 2022, compared to gains of $0.7 million in the second quarter of 2021, and gains of $0.1 million in the prior quarter.
Expenses
Advisor and dealer fees were $135.9 million for the quarter ended June 30, 2022 compared to $131.3 million for the second quarter of 2021 and $145.6 million for the quarter ended March 31, 2022. Net of inter-segment amounts, advisor and dealer fees were $99.7 million, up from $93.4 million for the same quarter last year and down from $106.9 million for the prior quarter. The changes from prior periods is mainly a result of changes in client asset levels and associated wealth management fee revenues.
SG&A expenses for the segment were $45.5 million for the quarter ended June 30, 2022 compared to $35.7 million in the second quarter of 2021 and $41.4 million in the first quarter of 2022. The increase in SG&A from prior periods was mainly attributable to increased discretionary spend in the segment.
Other expenses were $7.0 million for the quarter ended June 30, 2022, up from $5.2 million in the same quarter of 2021 and down from $8.0 million in the first quarter of 2022. Other expenses included amortization of intangible assets from acquisitions of $2.1 million in the second quarter of 2022, compared to $1.3 million in the same quarter of 2021 and $1.6 million in the prior quarter.

Q2 Financial Report	23	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

U.S. WEALTH MANAGEMENT SEGMENT

TABLE 16: U.S. WEALTH MANAGEMENT CLIENT ASSETS
[billions of dollars]	Quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Beginning billable client assets	141.2	146.4	96.1	82.9	30.7
Acquisitions	7.1	1.1	49.3	10.1	49.5
Net flows and market move	(9.5)	(6.3)	1.0	3.1	2.7
Ending billable client assets	138.8	141.2	146.4	96.1	82.9
Unbillable client assets	4.8	4.6	4.9	0.9	0.8
Total client assets	143.5	145.8	151.3	97.0	83.8
Fees/beginning billable client assets[1]	0.48%	0.46%	0.50%	0.52%	0.71%
[1]2Q/21 adjusted for the timing of Segall Bryant & Hamill acquisition

Q2 Financial Report	24	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 17: RESULTS OF OPERATIONS - U.S. WEALTH MANAGEMENT SEGMENT
[millions of dollars, except per share amounts]	IFRS Results					Adjusted Results
	For the quarters ended					For the quarters ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021
Revenues
U.S. wealth management fees	168.9	164.5	120.9	108.1	71.4	168.9	164.5	120.9	108.1	71.4
Other revenues	4.5	4.8	1.3	2.6	0.9	4.5	4.8	1.3	2.6	0.9
FX gains/(losses)	—	—	3.7	(31.9)	6.3	—	—	—	—	—
Total net revenues	173.4	169.2	125.9	78.8	78.6	173.5	169.2	122.2	110.7	72.3
Expenses
Selling, general & administrative	112.8	136.9	80.8	68.8	46.9	109.2	105.5	78.7	64.6	46.0
Other	0.7	0.4	2.9	3.1	3.5	0.7	0.4	2.9	3.1	3.5
Interest and lease finance expense	0.6	0.5	0.4	0.4	0.2	0.6	0.5	0.4	0.4	0.2
Depreciation and other amortization	4.1	3.9	3.1	2.5	1.7	4.1	3.9	3.1	2.5	1.7
Amortization of intangible assets from acquisitions	24.7	21.9	16.1	14.1	9.8	—	—	—	—	—
Transaction, integration, restructuring and legal	2.0	3.9	3.1	3.4	2.9	—	—	—	—	—
Change in fair value of contingent consideration	(70.5)	(0.9)	29.7	59.5	12.4	—	—	—	—	—
Total expenses	74.4	166.5	136.1	151.7	77.4	114.6	110.3	85.2	70.5	51.4
Pretax income	99.0	2.7	(10.2)	(72.9)	1.2	58.9	59.0	37.0	40.2	20.9

Non-IFRS adjustments
Pretax income	99.0	2.7	(10.2)	(72.9)	1.2	58.9	59.0	37.0	40.2	20.9
Amortization of intangible assets from acquisitions	24.7	21.9	16.5	14.4	10.1	—	—	0.5	0.3	0.3
Depreciation and other amortization	4.1	3.9	3.1	2.5	1.7	4.1	3.9	3.1	2.5	1.7
Interest and lease finance expense	0.6	0.5	0.4	0.4	0.2	0.6	0.5	0.4	0.4	0.2
EBITDA	128.4	29.1	9.9	(55.6)	13.2	63.5	63.4	41.0	43.4	23.1
Change in fair value of contingent consideration	(70.5)	(0.9)	29.7	59.5	12.4	—	—	—	—	—
Contingent consideration recorded as compensation (included in SG&A)	0.6	18.2	2.1	4.2	0.9	—	—	—	—	—
CIPW adjustments (included in SG&A)	3.0	13.2	—	—	—	—	—	—	—	—
FX (gains)/losses	—	—	(3.7)	31.9	(6.3)	—	—	—	—	—
Transaction, integration, restructuring and legal	2.0	3.9	3.1	3.4	2.9	—	—	—	—	—
Total adjustments	(64.9)	34.3	31.1	99.0	9.9	—	—	—	—	—
Less: Non-controlling interest	8.2	10.9	1.0	1.7	1.0	8.2	10.9	1.0	1.7	1.0
Adjusted EBITDA	55.4	52.5	40.0	41.7	22.1	55.4	52.5	40.0	41.7	22.1

Quarter Ended June 30, 2022
The U.S. wealth management segment had pretax income of $99.0 million for the quarter ended June 30, 2022, compared to $1.2 million for the second quarter of 2021 and $2.7 million for the prior quarter. Adjusted EBITDA was $55.4 million for the second quarter of 2022, compared to $22.1 million for the second quarter of 2021 and $52.5 million for the prior quarter.

Q2 Financial Report	25	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Revenues
U.S. wealth management fees were $168.9 million for the quarter ended June 30, 2022, up from $71.4 million for the same period a year ago and up from $164.5 million for the prior quarter. The increase from the prior year primarily related to higher asset levels resulting from acquisitions made during the year. The increase from the prior quarter was primarily due to the acquisitions of Corient Capital Partners LLC, Galapagos Partners LP and FundX Investments Group LLC made during the current quarter.
For the quarter ended June 30, 2022, other revenue was $4.5 million, down from $7.2 million for the quarter ended June 30, 2021 and down from $4.8 million for the prior quarter. Other revenue is derived mainly from non-advisor associated activities, and included foreign exchange gains of nil in the second quarter of 2022, compared to gains of $6.3 million in the second quarter of 2021, and gains of nil in the prior quarter.
Expenses
SG&A expenses for the segment were $112.8 million for the quarter ended June 30, 2022 compared to $46.9 million in the second quarter of 2021 and $136.9 million in the first quarter of 2022. The increase in SG&A from the same period a year ago was mainly attributable to acquisitions made during the year. The decrease in SG&A from the prior period was primarily due to decreases in discretionary spend.
Other expenses were $(38.4) million for the quarter ended June 30, 2022, down from $30.5 million in the same quarter of 2021 and down from $29.6 million in the first quarter of 2022. Other expenses included a $70.5 million non-cash benefit from a reduction in the fair value of acquisition liabilities in the second quarter of 2022, compared to $12.4 million in the same quarter of 2021 and a non-cash charge of $(0.9) million in the prior quarter. Other expenses also included amortization of intangible assets from acquisitions of $24.7 million for the quarter ended June 30, 2022, up from $9.8 million for the quarter ended June 30, 2021 and up from $21.9 million for the prior quarter. The quarter ended June 30, 2022 also included CIPW related adjustments of $3.0 million compared with nil in the second quarter of 2021 and $13.2 million in the first quarter of 2022.
LIQUIDITY AND CAPITAL RESOURCES
CI generated $378.0 million of free cash flow in the first half of 2022, compared to $319.7 million for the same period in 2021.
CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI expects to meet its obligations and support planned business operations.
CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February.

Q2 Financial Report	26	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 18: SUMMARY OF CASH FLOWS
	Six months ended	Six months ended
[millions of dollars]	June 30, 2022	June 30, 2021
Cash provided by operating activities	318.9	319.8
Net change in operating assets and liabilities	29.9	16.1
Operating cash flow before the change in operating assets and liabilities	348.8	335.9
Adjustments:
FX (gains)/losses	21.4	(28.4)
Other (gains)/losses	—	7.1
Transaction, integration, restructuring and legal	8.4	18.4
Total adjustments	29.8	(2.9)
Tax effect (recovery) of adjustments	(4.5)	(9.7)
Less:
Non-controlling interest	(3.9)	3.6
Free cash flow	378.0	319.7
Less:
Investments in marketable securities, net of marketable securities sold	(94.6)	(4.7)
Capital expenditures	8.9	3.1
Share repurchases, net of shares issued	150.3	244.8
Dividends paid	70.3	74.6
(Increase) / decrease in debt	132.5	(790.4)
Acquisitions, net of cash acquired	161.6	374.3
Redeemable share unit proceeds	(92.9)	—
Cash paid to settle acquisition liabilities	56.9	45.5
Working capital and other items	61.1	54.7
	454.1	1.9
Net change in cash	(75.9)	317.7
Cash at January 1	230.8	483.6
Cash at June 30	154.8	801.3
During the first half of 2022, CI invested $0.1 million in marketable securities and received $94.7 million in proceeds from the disposition of marketable securities. Excluding CI Investment Services’ securities owned, at market, the fair value of CI’s investments as of June 30, 2022 was $18.1 million. This was comprised of seed capital investments in CI funds and strategic investments.
During the six months ended June 30, 2022, CI invested $8.9 million in capital assets, up from $3.1 million in the six months ended June 30, 2021. These investments related primarily to leasehold improvements and technology.
During the first half of 2022, certain partners and employees subscribed for CIPW redeemable interests resulting in total cash proceeds of $92.9 million.

Q2 Financial Report	27	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

During the six months ended June 30, 2022, CI repurchased 8.6 million shares under its normal course issuer bid at a total cost of $151.8 million, or $17.64 per share. CI had 189,037,762 shares outstanding at the end of June, which differs from CI’s TSX-listed shares outstanding of 191,875,369 by the amount of restricted employee shares held in trust.
CI paid dividends of $70.3 million during the six months ended June 30, 2022. The Board of Directors declared a quarterly dividend of $0.18 per share, payable on January 13, 2023, to shareholders of record on December 30, 2022. All dividends are designated as eligible dividends unless indicated otherwise, as required under the Income Tax Act (Canada).
The statement of financial position for CI at June 30, 2022 reflected total assets of $9.1 billion, an increase of $0.4 billion from total assets of $8.7 billion at December 31, 2021.
CI’s cash and cash equivalents decreased by $75.9 million in the first half of 2022 to $154.8 million, mainly due to debt repayment, as described in greater detail below. Accounts receivable and prepaid expenses decreased by $25.9 million to $247.1 million as of June 30, 2022. Capital assets increased by $2.1 million during the six months ended June 30, 2022, the change was primarily driven by $8.9 million in capital additions less $6.1 million in amortization.
Total liabilities increased by $0.3 billion to $7.3 billion at June 30, 2022 from $7.0 billion at December 31, 2021 .
At June 30, 2022, CI had $3,395.6 million in outstanding debentures with a weighted average interest rate of 3.63%, a weighted average maturity of 13.9 years, and a carrying value of $3,373.5 million. In January 2021, CI raised US$260 million by re-opening the December 2020 debenture issuance. In June 2021, CI issued US$900 million of debentures with a 30-year maturity and announced its intention to use part of the proceeds towards the repayment of outstanding indebtedness on its credit facility. CI also completed the early redemption of $200 million of debentures maturing in November 2021 and $325 million of debentures maturing in July 2023 in the first quarter of 2021. On June 30, 2022, CI had drawn $165.0 million against its $700.0 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is May 27, 2024.
Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 5, was $3,537.5 million at June 30, 2022, up from $3,453.4 million at December 31, 2021. The average gross debt level for the six months ended June 30, 2022 was $3,721.1 million, compared to $2,528.7 million last year.
CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 3.7 to 1 and 3.5 to 1, respectively, using current quarter adjusted EBITDA annualized. CI was within its financial covenants with respect to its credit facility.
Shareholders’ equity was $1.7 billion at June 30, 2022, an increase of $0.1 billion from December 31, 2021.
RISK MANAGEMENT
CI is exposed to a number of risks that are inherent in the asset and wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the Company’s Risk

Q2 Financial Report	28	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Management Committee, comprising senior executives from CI’s business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.
The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are within accepted risk tolerances. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.
CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored with each business unit.
The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward-Looking Statements” before making an investment decision.
MARKET RISK
Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, equity and commodity prices, and foreign exchange rates. A description of each component of market risk is described below:
CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management and wealth management assets. This may reduce management fees and administration fees, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations.
At June 30, 2022, approximately 34% of CI’s core assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI’s fund managers invest in a well-diversified portfolio of securities across issuers, durations and maturities, which reduces risk. CI estimates that a 100 basis point change in interest rates across the yield curve would cause a change of approximately $30 million to $40 million in annual pre-tax earnings.
About 66% of CI’s core assets under management were held in equity securities at June 30, 2022, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of their expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the value of equities would cause a change of approximately $50 million to $60 million in annual pre-tax earnings.
At June 30, 2022, about 41% of CI’s core assets under management were based in Canadian currency. While CI’s

Q2 Financial Report	29	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 44% of CI’s core assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of approximately $20 million to $30 million in annual pre-tax earnings. While portfolio managers may employ currency hedging strategies to mitigate the impact of currency fluctuations, there can be no assurance that such strategies, if employed, will be successful. The exposures and sensitivities noted above do not account for any such currency hedging strategies.
In addition, CI has certain debt obligations that are denominated in U.S. dollars. At June 30, 2022, CI had par value US$1.9 billion of debentures outstanding. Any change in the value of the Canadian dollar relative to the U.S. dollar will impact the translation of this obligation into Canadian dollars and the gain or loss would be reflected in CI’s income. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $18.6 million in annual pre-tax earnings related to the currency translation of these debentures.
CI has operations in the United States, where the U.S. dollar is the functional currency. Changes in the value of the Canadian dollar relative to the U.S. dollar would impact the translation of net income from CI’s U.S. operations into Canadian dollars. CI estimates that a 100 basis point change in Canadian/U.S. exchange rates would cause a change of approximately $2.0 million in annual pre-tax earnings.
There are risks and limitations with relying on models and it is possible that actual results may differ from those presented above. CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis.
POLITICAL AND MACRO-ECONOMIC RISK
CI’s performance is directly affected by the performance of the financial markets which may be influenced by various political, demographic and macro-economic conditions or events, including any political change, change in government policy, conflicts, pandemic and uncertainty, globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue.
REDEMPTION RISK
CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors.

Q2 Financial Report	30	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction costs or taxable distributions, which could negatively impact the prospects and operating results of CI.
A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also adversely affect fund liquidity, which in turn could negatively affect CI’s reputation and/or result in further declines in assets under management, all of which could have an unfavourable impact on our business, financial condition or operating results.
INFORMATION TECHNOLOGY RISK
CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. CI has, more recently, been expanding its online footprint by automating its product and service delivery systems and acquiring digital platforms. The use of information technology and the internet, email messaging and other online capabilities, however, exposes CI to information security risk that could have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications systems and the data that it stores on or transmits through its information technology systems.
The COVID-19 pandemic has required businesses to operate extensively with remote work arrangements resulting in an increase in their exposure to information technology and cyber risks. The increased dependence on and the use of online platforms, network infrastructure, remote connectivity and third-party services may lead to an increase in the incidence of cyber attacks, malicious activity including phishing emails, malware-embedded apps and targeting of vulnerabilities in remote access platforms. Any information technology event, such as a cybersecurity breach or intrusion into CI’s information technology systems, or failure to implement sufficient controls, could result in unauthorized access to sensitive or confidential information, loss or theft of data, operational disruption, regulatory actions, legal liability or reputational harm and have an adverse effect on CI’s operating results and financial condition. CI actively monitors this risk and continues to develop and implement technology-enabled controls to protect against cyber threats that are becoming increasingly sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. CI also has back-up systems to ensure business continuity in the event of a failure resulting from an attack. Notwithstanding these measures, there is no assurance that CI can fully mitigate the risks associated with information technology security. CI is dependent on the efficiency and effectiveness of the technology it uses to secure its information technology environment, the diligence of its employees and their compliance with CI’s information security policy, and the ability to keep pace with a continuously evolving information technology landscape. Malfunction of any technology used by CI, breaches of security policy or inability to keep pace with evolving cybersecurity advancements may increase CI’s exposure to cybersecurity risk.
CI relies on various third-party service providers to deliver its services to clients and advisors. While CI has procedures and practices in place to assess its third-parties’ information technology systems, such third-parties may lack the necessary infrastructure or resources or may otherwise fail to adequately protect against or respond to a cyber attack, data breach or other incidents. Any such event could expose confidential, proprietary, or other sensitive information of CI and its clients, advisors, employees, or other counterparties that may be stored in, or transmitted through the third-parties’ computer

Q2 Financial Report	31	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

systems, networks, or other devices. A breach in a third-party’s systems could also cause disruptions in CI’s operations or those of its clients or counterparties, or in the operations of other third-parties on whom CI relies.
CI’s business is also dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through card access protection, biometrics and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation.
PRIVACY AND DATA MANAGEMENT RISK
CI’s business requires the creation, collection, use and sharing of personal or confidential information. The management and governance of personal or confidential information are increasingly important as CI continues to invest in digital solutions and innovation, as well as expand its business activities both domestically and in foreign jurisdictions. CI’s failure to manage and safeguard its information may result in legal or regulatory consequences, loss of competitive advantage, reputational damage, or financial loss to CI.
CI is also subject to a number of laws and regulations in various jurisdictions regarding the collection, use, sharing or processing of personal information belonging to its clients, employees, consultants and third-parties. These laws and regulations are subject to frequent modification and require ongoing compliance supervision. Further, government and regulatory oversight of data privacy has increased in recent years, resulting in heightened data security and handling requirements and expanded incident response and reporting obligations. CI’s failure to comply with such laws and regulations could lead to significant fines, penalties or remediation obligations imposed by regulators, as well as costs associated with direct claims by CI’s clients, employees, consultants or third-parties.
KEY PERSONNEL RISK
The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business.
The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including personnel with specialized skills related to, among other things, investment management, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. The potential inability to attract, hire, retain and motivate such skilled personnel due to internal constraints or uncontrollable external factors could negatively affect CI’s ability to execute its strategic priorities, service quality and operational effectiveness, thereby adversely affecting CI’s business.
The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors of CI’s Wealth Management businesses have regular

Q2 Financial Report	32	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors from any of CI’s Wealth Management businesses could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of that business and, in turn, CI.
OPERATIONAL RISK
Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks.
STRATEGIC RISK
Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. These risks include the risk of sub-optimal outcomes arising from CI’s choice of strategies, the inability to implement the chosen strategies or their improper implementation. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies.
Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions.

Q2 Financial Report	33	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

COMPETITION RISK
CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI.
DISTRIBUTION RISK
CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products.
BUSINESS CONTINUITY RISKS
CI's business, operations and financial results may be adversely affected by its ability to mitigate the effect of natural and man-made disasters, including floods, earthquakes, tornadoes, fires, civil unrest, wars, epidemics, and pandemics. The occurrence of any of these events may pose significant challenges to CI’s business continuity, either by exacerbating one or more of the other risks described in this section, or by introducing new risks. CI has a Business Continuity Program that includes Crisis Management, Business Continuity and Technology Recovery response plans. CI’s Crisis Management Team is comprised of senior leadership who are responsible for crisis confirmation and management. In addition, this team is responsible for setting strategy, overseeing response, and ensuring appropriate subject matter experts are engaged in the scenario-dependent crisis response. CI has a comprehensive and stress-tested business continuity plan and technology recovery plan in place to deal with disaster-related scenarios, however there can be no assurance that such plan will be effective to mitigate any adverse effects on CI’s business, financial condition or operating results as a result of any natural or man-made disasters or other similar events, including the recent COVID-19 pandemic. Although economies and businesses have adapted themselves to the new normal imposed by the pandemic, significant risks and uncertainties associated with it remain relevant and evolving.

Q2 Financial Report	34	June 30, 2022

| MANAGEMENT’S DISCUSSION & ANALYSIS |

LIQUIDITY RISK
Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI.
LIQUIDITY RISK FOR THE ASSET MANAGEMENT SEGMENT
CI is also exposed to the risk of its investment funds not being able to meet their redemption obligations due to an inability to liquidate the underlying assets in a timely manner. This could be caused by insufficient liquid assets in the fund, an unexpected spike in redemptions triggered by negative market information, sentiment or contagion, adverse liquidity conditions in the financial markets, procedural issues that may delay the liquidation of securities or other factors. Inability to meet its redemption obligations may lead to legal liability, regulatory action and reputational damage. CI has robust mechanisms in place to monitor and maintain adequate liquidity in its investment fund portfolios at all times. However, CI has no control over extreme market events that may result in the sudden loss of liquidity or trigger a run on the funds.
REGULATORY AND LEGAL RISK
CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial or state level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Failure to comply with applicable legal and regulatory requirements could result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, an inability to execute business strategies, a decline in investor and customer confidence, and damage to CI’s reputation. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures.
Regulatory developments may result in increasingly stringent interpretation and enforcement of existing laws and regulations, amendments to existing laws and regulations, or the introduction of new laws and regulations, any of which may adversely impact CI’s business or operations. Regulatory developments may include changes in tax treatment, changes in disclosure requirements, changes in investment restrictions or changes impacting dealer and advisor compensation. In addition, increasing complexity in the securities regulatory environment governing CI’s business may require us to incur costs related to the addition of specialized legal and compliance resources. To the extent that any such developments adversely affect the sale of CI’s products or services, impair the investment performance of CI’s products, or result in lower operating margins, CI’s aggregate assets under management, revenues and earnings may be adversely affected. While CI actively monitors relevant regulatory developments, our ability to mitigate the impact of any such developments is limited.
Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential

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liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil or criminal liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs or face action in connection with such potential liabilities or litigation that could materially affect its business, operations, or financial condition.
REPUTATION RISK
Reputation risk is the risk of the potential negative impact arising from the deterioration of CI’s image, adverse stakeholder perception or lower public confidence in the CI brand, its senior management or its products and services due to (i) operational errors, poor performance, misconduct and other actions or inactions of CI, its employees or third party service providers; (ii) regulatory investigation or sanctions, or litigation; and (iii) negative public sentiment. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. However, the sources of reputation risk can be extensive and their impact on CI’s reputation could last long after the issues are satisfactorily addressed. Damage to CI’s reputation can result in reduced share price and market capitalization, increased cost of capital, loss of strategic flexibility, inability to enter or expand into markets, loss of client loyalty and business, regulatory fines or penalties or restrictive agreements with regulators or prosecutors. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized activities of such persons may occur which could result in damage to CI’s reputation, which in turn could adversely affect CI’s business and profitability.
INTERNAL CONTROLS OVER FINANCIAL REPORTING RISK
CI’s business, operations, financial results, share price and reputation may be adversely affected by its inability to maintain an effective system of internal controls over financial reporting as required by the Securities and Exchange Commission’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act.
In fiscal year 2021, CI’s management identified a material weakness in its internal control over financial reporting as it did not design or maintain effective controls with respect to the validation of the completeness and accuracy of interfaces, data inputs and information produced by the entity (“IPE”) used in the performance of various controls. Management concluded these deficiencies in the aggregate resulted in a material weakness. In addition, there were a number of non-routine complex accounting matters arising from business combinations, including put or other exchange options and redeemable instruments. Although external advisors were engaged to address the volume and complexity of these arrangements, management determined that it did not design and maintain effective controls with respect to the accounting for and disclosure of these matters.
Management is actively implementing remediation efforts to address the material weaknesses identified above. Management is implementing processes to identify key interfaces, data inputs and IPEs and validate and document the accuracy and completeness of information used in the execution of internal controls over key spreadsheets and reports created from data extracted from CI’s information systems. With respect to the remediation of accounting for and disclosure of non-recurring

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complex accounting matters, management will continue to engage the services of external advisors where necessary, and will seek to secure additional resources for its financial accounting and reporting department. The weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above.
CREDIT RISK
Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate.
One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy.
INSURANCE RISK
CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance, general commercial liability insurance, and cyber liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.
TAXATION RISK
CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the

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appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected.
SHARE CAPITAL
As at June 30, 2022, CI had 189,037,762 shares outstanding.
Employee Incentive Share Option Plan: At June 30, 2022, 0.6 million options to purchase shares were outstanding, of which 0.1 million options were exercisable at prices ranging from $18.99 to $28.67.
Restricted Share Unit (“RSU”) Plan: 2,866,120 RSUs were outstanding as at June 30, 2022.
Deferred Share Unit (“DSU”) Plan: 63,734 DSUs were outstanding as at June 30, 2022.
Additional details about the above Plans can be found in Note 9 to the Interim Condensed Consolidated Financial Statements.

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CONTRACTUAL OBLIGATIONS
The table that follows summarizes CI’s contractual obligations at June 30, 2022.

TABLE 19: PAYMENTS DUE BY YEAR
[millions of dollars]	Total	1 year or less	2	3	4	5	More than 5 years
Long-term debt	3,842.7	149.6	297.5	751.4	0.0	—	2,644.2
Leases	243.4	28.6	28.0	26.5	24.2	22.5	113.6
Deferred consideration	156.9	152.5	2.2	2.2	—	—	—
Contingent consideration	323.4	135.5	132.4	55.5	—	—	—
Redeemable units	598.1	598.1	—	—	—	—	—
Put option	52.9	30.6	—	20.7	—	—	1.6
Total	5,217.4	1,094.9	460.1	856.3	24.2	22.5	2,759.4
SIGNIFICANT ACCOUNTING ESTIMATES
The June 30, 2022 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the 2021 Consolidated Financial Statements. Note 2 provides a discussion regarding the methodology used for business acquisitions. Note 4 provides a discussion regarding the recoverable amount of CI’s goodwill and intangible assets compared to its carrying value.
CONTROLS AND PROCEDURES
The Company’s Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting (as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended) in order to provide reasonable assurance that:
•material information relating to the Company has been made known to them;
•information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
•the reliability of financial reporting and the preparation of financial statements for external purposes is in accordance with IFRS.
An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures as well as internal controls over financial reporting was carried out under the supervision of the CEO and CFO. In making this evaluation, the CEO and the CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control — Integrated Framework (2013).

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Based on this evaluation, they concluded that due to material weaknesses previously reported in Management’s Annual Report on Internal Controls over Financial Reporting as at December 31, 2021, the Company’s disclosure controls and procedures were ineffective as of June 30, 2022 as the controls have not been adequately remediated. A material weakness is a deficiency, or a combination of deficiencies, in internal control over December 31, 2021 financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported, for the year ended December 31, 2021, in the context of the preparation of the Company’s first Sarbanes-Oxley certification, management determined it did not design and maintain effective controls with respect to the validation of the completeness and accuracy of interfaces, data inputs and information produced by the entity (“IPE”) used in the performance of various controls. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, manual and automated controls that are dependent on the completeness and accuracy of information derived from the affected information systems were ineffective because they could have been adversely impacted. In addition, there were a number of non-routine complex accounting matters arising from business combinations, including put or other exchange options and redeemable instruments. Although external advisors were engaged to address the volume and complexity of these arrangements, management determined that it did not design and maintain effective controls with respect to the accounting for and disclosure of these matters.
Notwithstanding the material weaknesses, management has concluded that the Company’s unaudited interim consolidated financial statements as at and for the six months ended June 30, 2022 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IAS 34.
The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, the Company’s independent auditors.
Status of Management’s Remediation Initiatives
Management has initiated, and continues to implement remediation measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:
•Engagement of the services of external advisors to review and assist with the accounting for and disclosure of each non-routine complex accounting matter.
•Enhancement of senior resources in the financial accounting and reporting department to strengthen oversight over non-routine, complex accounting matters.
•Identifying all data inputs and interfaces for each key control.
•Identifying each system to determine the appropriate methods of testing to validate the completeness and accuracy of the data inputs.
•Identifying completeness and accuracy checks for data interfaces used in key controls.
•Management is working with control owners to ensure the quality of evidence retained to support the completeness and accuracy of interfaces and IPEs is complete.

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The Company has and will continue to take actions to remediate the material weaknesses, but the weaknesses will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above. The CEO and CFO do not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.
Changes in Internal Control over Financial Reporting
Other than the material weaknesses described above, there were no changes in the Company’s internal control over financial reporting during the three-month period ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A.

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